Swift Ride, LLC

Annual Financial Report

For the Year Ended December 31, 2024

Prepared in accordance with U.S. GAAP

Table of Contents

1. Company Overview

- **Legal name:** Swift Ride, LLC
- **Business type:** LLC
- **Principal address:** 4174 Brumby Ln, Cumming, GA 30041
- **EIN:** 93-1766635
- **Nature of business:** Small fleet-based car rental services
- **Year established:** 2023
- **Key markets:** Gig economy

2. Management Discussion & Analysis (MD&A)

Highlights:

• **Annual Revenue Growth:**
The company experienced a 313% increase in revenue, growing from **$106,719 as of 12/31/2023** to **$440,495 as of 12/31/2024**. This growth was primarily driven by an **increase in fleet size**.

• **Fleet Expansion**
The company's **fleet size increased** from **19 vehicles** with a net book value of **$137,918 as of 12/31/2023** to **33 vehicles** operating with a net book value of **$192.738 as of 12/31/2024**

• **Profitability Trends:**
The company's **net loss increased** from **$12,227 in 2023** to **$133,933 in 2024**, primarily due to higher operating costs associated with fleet expansion and initial scaling activities.

• **Regulatory or Market Shifts:**
There were **no significant regulatory or market changes** that affected the company's performance during the reporting period.

Business Outlook:

• **Goals for next fiscal year**:
Company is in the middle of another round of capital raise that should help it to become profitable within a 12-month period (after planned round of funding is completed).

• **Investment in fleet or tech**:
Capital raised will be used to invest in technology improvements, marketing, team building, fleet, and expansion

• **Anticipated risks**:
The company is expecting to face no extraordinary risk during next fiscal year

3. Financial Statements

a. Balance Sheet (as of Dec 31, 2024)

	CURRENT	As of December 31, 2023 (PP)	% Change (PP)
Assets			
Current Assets			
Bank Accounts			
Total for Bank Accounts	**85,583.01**	**72,588.38**	**17.90%**
Accounts Receivable			
Total for Accounts Receivable	**0.00**	**0.00**	
Other Current Assets			
Total for Other Current Assets	**558.21**	**20,240.00**	**-97.24%**
Total for Current Assets	**86,141.22**	**92,828.38**	**-7.20%**
Fixed Assets			
Fixed Assets	248,624.31	147,002.77	69.13%
Total for Fixed Assets	**192,737.63**	**137,917.85**	**39.75%**
Total for Fixed Assets	**192,737.63**	**137,917.85**	**39.75%**
Other Assets			
Total for Assets	**278,878.85**	**230,746.23**	**20.86%**
Liabilities and Equity			
Liabilities			
Current Liabilities			
Total for Current Liabilities	**12,524.65**	**22,920.58**	**-45.36%**
Long-term Liabilities			
Total for Long-term Liabilities	**270,779.19**	**208,574.50**	**29.82%**
Total for Liabilities	**283,303.84**	**231,495.08**	**22.38%**
Equity			
Retained Earnings	-12,227.42	0.00	
Net Income	-133,932.71	-12,227.42	-995.35%
Owner's Draw	-65,610.14	-6,551.10	-901.51%
Owner's Investment	207,345.28	18,029.67	1,050.02%
Total for Equity	**-4,424.99**	**-748.85**	**-490.90%**
Total for Liabilities and Equity	**278,878.85**	**230,746.23**	**20.86%**

b. Income Statement (For the year ended Dec 31, 2024)

	CURRENT	2023 (PP)	% Change (PP)
Income			
Total for Income	**440,494.78**	**106,718.69**	**312.76%**
Cost of Goods Sold			
Gross Profit	**440,494.78**	**106,718.69**	**312.76%**
Expenses			
Advertising & Marketing	10,633.54	1,357.74	683.18%
Bank Charges & Fees	24,272.81	2,240.23	983.50%
Car & Truck	49,736.73	13,048.35	281.17%
Charity	100.00		
Consultant Fee	7,945.00		
Contractors	74,939.50	12,969.55	477.81%
depreciation expense	47,814.98	9,084.92	426.31%
Disputes	570.00		
Dues and Subscription	203.93		
Total for Dues and Subscription	**288.93**	**0.00**	
Insurance	103,679.81	22,144.33	368.20%
Interest Paid	24,834.35		
Job Supplies	3,079.89	760.36	305.06%
Legal & Professional Services	57,020.96	12,341.88	362.01%
Meals & Entertainment	20,449.72	1,792.92	1,040.58%
Office Supplies & Software	52,769.36	6,844.93	670.93%
Other Business Expenses	2,408.78	250.89	860.09%
Postage & Courier Expense	3,017.78		
Repairs & Maintenance	79,237.61	27,888.82	184.12%
Taxes & Licenses	3,421.13		
Trainings and Seminars	2,600.00		
Travel	5,468.71	2,634.81	107.56%
Total for Travel	**5,518.71**	**2,634.81**	**109.45%**
Uncategorized Expense	-13,301.63	4,020.58	-430.84%
Utilities	13,389.53	1,395.80	859.27%
Reimbursable Expenses		170.00	-100.00%
Total for Expenses	**574,427.49**	**118,946.11**	**382.93%**

Net Income	**-133,932.71**	**-12,227.42**	**-995.35%**

c. Statement of Cash Flows

	Jan - Dec 2024
OPERATING ACTIVITIES	
Net Income	-133,932.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Stripe Clearing Refunds - Acodei	-558.21
Fixed Assets: accumulated depreciation	46,801.76
Blue Business Plus Card (1006) - 2	-10,395.93
Nav card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 35,847.62**
Net cash provided by operating activities	**-$ 98,085.09**
INVESTING ACTIVITIES	
Fixed Assets	-101,621.54
Net cash provided by investing activities	**-$ 101,621.54**
FINANCING ACTIVITIES	
Bitty Advance Loan	28,258.00
Investor Payable	81.03
Mantis Funding LLC	5,007.00
Notes Payable	28,858.66
Investor Returns	0.00
Opening Balance Equity	0.00
Owner's Draw	-59,059.04
Owner's Investment	189,315.61
Net cash provided by financing activities	**$ 192,461.26**
Net cash increase for period	**-$ 7,245.37**

4. Notes to the Financial Statements

a. Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) using the **accrual basis of accounting**, under which revenues are recognized when earned and expenses are recorded when incurred. The company recognizes **rental income at the time of payment**, as customers typically prepay for services. This aligns with the company's policy of recognizing revenue when control of the rental service is transferred to the customer.

The **vehicle fleet** is classified as **Fixed Assets** under Property, Plant, and Equipment (PP&E) and is carried at historical cost less accumulated depreciation. The company applies the **straight-line method of depreciation** over an estimated **useful life of five (5) years**, which reflects the expected economic use of the rental vehicles. Management regularly reviews the fleet for impairment and disposes of units that are no longer economically viable. All accounting estimates are based on management's best judgment and historical experience.

b. Vehicle Fleet Details

As of December 31, 2024, the company operated a fleet of **33 vehicles**. The **total acquisition cost** of the fleet was **$248,624**, with **accumulated depreciation** of **$55,887** recorded to date. The company depreciates its vehicles using the **straight-line method** over a **useful life of five (5) years**, which is consistent with the estimated economic lifespan of its rental assets. The carrying value of the fleet is reviewed periodically to ensure it does not exceed the recoverable amount, and any units that are deemed underperforming or obsolete are evaluated for possible disposal or replacement.

c. Debt & Lease Obligations

On **October 17, 2024**, the company entered into a **Purchase of Future Receipts Agreement** with **Bitty Advance 2, LLC**. Under the terms of this agreement, the buyer provided a **purchase price of $25,000** in exchange for the right to collect **$39,093** of the company's future receivables. The transaction implies a **total dollar cost of $14,093**, with **weekly disbursements of $1,108** scheduled until the purchased amount is fully repaid. As of **December 31, 2024**, the **outstanding balance** on this obligation was **$28,258**. This arrangement is accounted for as a financial liability and is reflected accordingly in the company's balance sheet and cash flow statements.

c.1 Investor Revenue Share Agreements

During the fiscal year ended **December 31, 2023**, the company entered into **revenue share agreements** with a group of private investors, raising a total of **$224,796** (refer to **Exhibit A** for individual investment details). These funds were allocated to the **purchase of vehicles**, which were subsequently deployed on the platform to generate revenue by being rented to gig drivers.

Under the terms of these agreements, investors are entitled to receive a return equivalent to **Revenue minus Expenses per vehicle**, in addition to any **residual value proceeds** upon the vehicle's disposition. This structure aligns investor returns with actual vehicle performance.

During the fiscal year ended **December 31, 2024**, the company secured an additional $379,000 under the same format. All investor contributions under this model are recorded as a liability under the **"Investor Payable"** line item on the company's balance sheet, reflecting the future obligation to distribute shared revenue and asset proceeds to investors.

Finally, the company entered into a **note payable agreement with Stripe Capital** on **July 8, 2024**, in the **principal amount of $54,000**. The note carries an **annual interest rate of 20% APR** and has a **maturity date of January 6, 2026**. Installments under this agreement are **due every 60 days**, and the liability is being amortized over the term of the note. This note is recognized as a long-term liability on the company's balance sheet, with interest expense accrued and reported in accordance with the effective interest method.

d. Contingencies & Risks

Insurance claims: all insurance claims are covered by our current carrier (Yrisk). he company maintains comprehensive insurance coverage through its current carrier, **Y-Risk**, which includes protection against liability and physical damage. All known **insurance claims** during the reporting period were fully covered under this policy. The **primary risk** in this area involves the potential for a vehicle to be involved in an accident while operated by a driver not covered under the company's insurance. This risk is proactively mitigated through a **rigorous underwriting process** and **continuous fleet monitoring** to ensure compliance with the insurer's requirements.

There are **no legal proceedings** currently pending against the company, nor were there any during the reporting period. Additionally, the company monitors **residual value exposure** closely and, based on current market conditions and historical performance, has **no indication** that residual values for its vehicles will deviate materially from expectations in the upcoming fiscal year.

5. Exhibit A

Investor Name and Year	Investment amount
2023	**$224,796.00**
Abubakar Lukat	$14,000.00
Adam Lukat	$8,796.00
Adam Yabani	$30,000.00
Express Auto	$42,000.00
Hauwa Aliyu	$20,000.00
Marliyyah Mahmood	$7,000.00
Thamina Mahmood	$7,000.00
Thurayyah Ahmad	$42,000.00
Umar Damcida	$40,000.00
Zaheed Mahmood	$14,000.00
2024	**$379,000.00**
Hafsat Mustapha	$24,000.00
Haleem Mustapha	$10,000.00
Imran Hadi Dubai	$184,000.00
Jaafar Dikko	$15,000.00
Naveed Tawab	$63,000.00
Saada saad	$8,000.00
Siddiqa Abdullah	$35,000.00
Suleiman Dahiru	$30,000.00
Usman Hamman Tukur	$10,000.00
Grand Total	**$603,796.00**